Exhibit 99.3

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you invest in our ordinary shares, you should carefully consider the following risks, as well as general economic and business risks and in the other information contained in this Form 6-K and our final prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our ordinary shares to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

We have experienced significant rapid growth in our operations, and we cannot assure you that we will effectively manage our growth.

We have experienced a period of significant rapid growth and expansion in our operations that has placed, and continues to place, significant strain on our management and resources. For example, our staff headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from 144 as of December 31, 2011 to 808 as of March 31, 2014, and we expect headcount growth to continue for the foreseeable future. Since October 2011, we have also opened six more game studios in Europe to support our growth and game development. The growth and expansion of our business and headcount create significant challenges for our management and operational resources. We cannot assure you that this level of significant growth will be sustainable in the future. In the event of continued growth of our operations, our information technology systems or our internal controls and procedures will need to be scaled to support our operations. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. We must continue to improve our operational and management processes and systems, and identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to do so, our ability to grow our business could be harmed. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new games. This could negatively affect our business performance.

A small number of games currently generate a substantial majority of our revenue.

In the first quarter of 2014, our top three games Candy Crush Saga, Pet Rescue Saga and Farm Heroes Saga accounted for 93% of our total gross bookings (across the web and mobile channels in the aggregate), with Candy Crush Saga accounting for 67% of our total gross bookings (across the web and mobile channels in the aggregate). If the gross bookings of our top games, including Candy Crush Saga are lower than anticipated and we are unable to broaden our portfolio of games or increase gross bookings from those games, we will not be able to maintain or grow our revenue and our financial results could be adversely affected.

We must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games.

Our continued growth will depend on our ability to regularly develop new games and enhance our existing games in ways that improve the gaming experience for both paying and non-paying players while encouraging the purchase of virtual items within our games. In the event our current game development model ceases to be effective so that a game IP that is popular with VIPs fails to be successful when adapted for mobile and social platforms, our current development costs would increase and our operating results would suffer. It is possible that only a small number of our games, if any, become successful and generate significant purchases of virtual items.

Our ability to successfully develop new games and enhance existing games and their ability to achieve commercial success are subject to a number of challenges, including:

•	our need to continually anticipate and respond to changes in the game industry, particularly in the mobile and social platforms;

•	our ability to compete successfully against a large and growing number of industry participants;

•	our ability to develop and launch new game IP and games on time and on budget;

•	our ability to develop new game formats that drive engagement and monetization;

•	our ability to adapt to changing player preferences;

•	our ability to enhance existing games by adding features and functionality that will encourage continued engagement with the game;

•	our ability to hire and retain skilled personnel as we seek to expand our development capabilities;

•	our ability to achieve a positive return on our advertising investments and continue to experience success with organic viral growth; and

•	the need to minimize and quickly resolve bugs or outages.

If we are unable to develop new and enhance existing games that generate meaningful revenue, our business and financial results could be harmed.

We face significant competition, there are low barriers to entry in the digital gaming industry, and competition is intense.

The digital gaming industry is highly competitive, and we expect more competitors to emerge and a wider range of games, including in the casual category, to be introduced. We face competition from a number of competitors who develop games on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. These competitors include companies such as Electronic Arts Inc., Zynga Inc. and numerous privately-held companies. In addition, we face competition from online game developers and distributors who are primarily focused on specific international markets. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time. We could also face increased competition if large companies with significant online presences such as Amazon.com, Inc., Apple, Inc., Facebook, Inc., Google Inc., The Walt Disney Company or Yahoo! Inc., choose to enter or expand in the games space or develop competing games. Some of these current, emerging and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games or distribution of their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the casual game industry.

As there are relatively low barriers to entry to develop a mobile or online casual game, we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. Increased competition could result in loss of players or our ability to acquire new players cost-effectively, both of which could harm our business.

Our players may decide to select competing forms of entertainment instead of playing our games.

We also face competition for the leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports, and the Internet, are much larger and more well-established options for consumers. If our players do not find our games to be compelling or if other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

If players do not find our casual game formats compelling and engaging, we could lose players and our revenue could decline.

Our most successful games to date have been our games that are in the casual game genre and we intend to continue to develop new games in this genre. In addition, we launch our casual games in our Saga format, which involves the progression of the game through numerous levels and through a background story. It is possible that players could lose interest in this format over time due to a variety of reasons, including the emergence of new formats that players find more engaging, increased popularity of other game titles, or lack of sustained interest or loss of interest in particular games or the genre of games. If large numbers of players were to lose interest in the casual game genre or in our Saga format or if we are not able to develop games in new casual sub-genres or if we cannot develop new game formats, we could lose players, and our revenue and business could be harmed.

Frequent and unpredictable changes in consumer preferences may cause player interest in the casual game format to decline.

Our most successful games to date are in the casual game genre and our future success will depend on the continued popularity of casual games with consumers. Consumer tastes and preferences are subject to frequent changes, and it is possible that new gaming formats could replace casual games in popularity. We may not be able to predict future shifts in gaming formats and may not take timely action to adapt our products to new gaming formats or to develop games that consumers continue to enjoy. If player interest in the casual game format declines, and we are unable to anticipate future consumer preferences in gaming formats, then our business, financial performance and results of operations may be adversely and substantially affected.

We have a relatively short history offering our games on mobile and social platforms on a free-to-play basis. This model and these platforms are relatively new and evolving. These factors make it difficult to evaluate our future prospects and financial results.

Prior to 2010, we primarily generated revenue from online casual skills games with an emphasis on tournament play and from sales of advertising inventory available on our website. With the emergence of mobile and social platforms as a means for broad digital distribution, we began offering some of our games through Facebook beginning in late 2010, on mobile platforms through the Apple App Store and the Google Play Store in 2011 and through the Amazon Appstore and on KakaoTalk in 2013. Accordingly, we have had limited experience offering games using these new distribution platforms, which makes it difficult to effectively assess their long-term prospects. In addition, mobile platforms and social networks have only recently become significant distribution platforms. As a result, we have limited experience with our model and we also have limited information operating in these markets. Thus, it is difficult for us to forecast our future revenue growth, if any, and to plan our operating expenses appropriately, which in turn makes it difficult to predict our future operating results.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

While the number of people using mobile Internet-enabled devices, such as smartphones and handheld tablets, has increased dramatically in the past few years, the mobile market, particularly the market for mobile games, is still emerging and it may not grow as we anticipate. Our future success is substantially dependent upon the continued growth of use of mobile devices for games. The proliferation of mobile devices may not continue to develop at historical rates and consumers may not continue to use mobile Internet-enabled devices as a platform for games. In addition, we do not yet offer our games on all mobile devices. Therefore, if the mobile devices on which our games are available decline in popularity, we could experience a decline or a slow in growth in revenue until we are able to develop versions of our games for other mobile devices or platforms. Any decline in the usage of mobile devices for games could harm our business.

If we are able to develop new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our operating results.

Although it is important to our future success that we develop new games that become popular with players, it is possible that these games could cause players to reduce their playing time and purchases of virtual items in our existing games but without the new games making up the difference. In addition, we also plan to cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spend on existing games. If new games do not grow the size of our network or generate sufficient additional purchases of virtual items to offset any declines in purchases from our other games, our revenue and our profitability could be materially and adversely affected.

Our free-to-play business model depends on purchases of virtual items within our games, and our business, financial condition and results of operations will be materially and adversely affected if we do not continue to successfully implement this model.

We derived nearly all of our revenue from the sale of virtual items in our games in recent periods and expect to continue to do so in the future. Our games are available to players for free, and we generally generate revenue from them only if they purchase in-game virtual items, such as “boosters” that enhance their skills to help players progress, “extra lives” or “level unlocks” to progress further in the game. If we fail to offer popular virtual items, make unpopular changes to existing virtual items or offer games that do not attract purchases of virtual items, or if our distribution partners make it more difficult or expensive for players to purchase in-game virtual items, our business, financial condition and results of operations will be materially and adversely affected.

A relatively small percentage of our player network accounts for a large portion of our revenue and if we are unable to continue to retain players or if they decrease their spending, our revenue could be harmed.

A relatively small portion of our player network accounts for a large portion of our revenue. If we are unable to continue to offer games that encourage these customers to purchase virtual items, if these players do not continue to play our games, or if we cannot encourage significant additional players to purchase virtual items in our games, we would not be able to sustain our revenue growth rate, and our business would be harmed.

As we achieve greater market penetration, the rate at which we acquire new players will decline, we may fail to retain existing customers, and the number of customers we have will fluctuate, any of which will materially and adversely affect our results of operations and financial condition.

For the quarter ended March 31, 2014, we had an average of 481 million average monthly average users (MAUs), an increase of 343 million from 138 million for the quarter ended March 31, 2013. As we achieve greater market penetration, we do not expect to attract new players at a similar rate in the future. Accordingly the growth rates of our MAUs, DAUs and other key operating metrics may decline as compared to the growth rates from historic periods. In order to sustain our revenue, we must attract new players and retain existing players that purchase virtual items. To retain players, we must devote significant resources so that the games they play retain their interest, encourage them to purchase virtual items and attract them to our other games. If the number of our players, the rates at which we attract and retain players, the rate at which players purchase virtual items from us, or the volume and/or price of their purchases declines, our results of operations and financial condition will be adversely affected.

In order to acquire new players, we utilize a variety of marketing channels, including advertising online through mobile and social networks, and on television. Acquiring players can be costly and the effectiveness of such efforts can vary widely by game, geography and platform. Furthermore, the success of our business depends in large part on our ability to retain our players, generate revenue from new players and migrate our existing players to new games and new platforms. In 2012, 2013 and the three months ended March 31, 2014, we incurred

$55 million, $377 million and $129 million, respectively, in sales and marketing expenses to promote our games. We also encourage our existing players to play our new games and use new platforms through cross-promotions. As our player network continues to evolve, it is possible that the composition of our player network may change in a manner that makes it more difficult to generate sufficient revenue to offset the costs associated with acquiring new players and retaining our current players. Additionally, our cross-promotions may be ineffective or could be restricted by platforms thereby reducing retention of our existing players. If the cost to acquire players is greater than the revenue we generate over time from those players and if we cannot successfully migrate our current players to new games and new platforms as we have historically done so, our business and operating results will be harmed.

We will not maintain our recent annual revenue and gross bookings growth rates.

Our recent annual revenue and gross bookings growth rates should not be considered indicative of our future performance. As we grow our business, we expect these annual growth rates to slow in future periods as the size of our player network increases and as we achieve higher market penetration rates. For example, our sequential quarterly gross bookings growth from the quarter ended September 30, 2013 through March 31, 2014 is significantly lower than our historic annual growth rate. As these growth rates decline, investors’ perceptions of our business may be adversely affected and the market price of our ordinary shares could decline.

We may not maintain profitability in the future.

Although we were profitable in the past, we expect to make significant investments in growing our business and significantly increase our employee headcount, which could reduce our profitability compared to past periods. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, our profitability could decline in future periods. While our revenue has grown substantially from 2011, this growth may not be sustainable, and we may not achieve sufficient revenue growth in future periods to maintain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including due to the other risks described in this section or in the reports we may file from time to time with the U.S. Securities and Exchange Commission (SEC), and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

We may experience fluctuations in our quarterly operating results due to a number of factors, which make our future results difficult to predict.

Our revenue and other operating results could vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. In addition, we may not be able to accurately predict our future revenue or results of operations. We base our current and future expense levels on our internal operating plans and forecasts, and some of our operating costs are to a large extent fixed in the near term. As a result, we may not be able to reduce our costs quickly enough to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue could adversely affect financial results for that quarter.

Factors that may contribute to the variability of our quarterly results include:

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the ability of games released in prior periods to sustain their popularity and monetization rates and the popularity and monetization rates of new games or enhancements to existing games released during the quarter;

•	a loss of popularity of the casual sub-genres of our games or our Saga game format;

•	our ability to maintain and increase the number of our players who purchase virtual items and the volume of their purchases;

•	delays in launching our games on mobile or social platforms;

•	changes to the terms and conditions offered by our platform partners and our ability to effectively use those platforms for distribution and marketing;

•	the timing of new games released by our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for games on mobile devices and social media or mobile platforms;

•	increases in marketing and other operating expenses that we may incur to grow and expand our operations;

•	system failures or breaches of data security;

•	changes in privacy laws affecting how we may market to our players or use the personal information we collect;

•	regulatory changes such as in consumer protection;

•	inaccessibility of the distribution platforms for our games;

•	changes in accounting rules;

•	fluctuations in foreign currency exchange rates; and

•	macro-economic conditions and their effect on discretionary consumer spending.

Our core value of putting our players first may conflict with the short-term interests of our business.

One of our core values is that the player comes first in everything we do, which we believe is essential to our success in increasing our growth and engagement and in serving the best, long-term interests of the company and our shareholders. Therefore, we may forgo certain expansion or short-term revenue opportunities that we do not believe will enhance the experience of our players, even if our decision negatively impacts our operating results in the short term. It is possible that our decisions may not result in the long-term benefits that we expect, in which case our business and operating results could be harmed.

If we fail to anticipate or successfully develop games for new technologies, platforms and devices, the quality, timeliness and competitiveness of our games could suffer.

The casual category is characterized by rapid technological changes that can be difficult to anticipate. New technologies, including distribution platforms and gaming devices, such as consoles, connected TVs or a combination of existing and new devices, may force us to adapt our current game development processes or adopt new processes. If consumers shift their time to platforms other than the mobile and social platforms where our games are currently distributed, the size of our audience could decline and our performance could be impacted. It may take significant time and resources to shift our focus to such technologies, platforms and devices, putting us at a competitive disadvantage. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development to adapt to these new technologies, distribution platforms and devices, either to preserve our games or a game launch schedule or to keep up with our competition, which would increase our development expenses. We could also devote significant resources to updating developing games to work with such technologies, platforms or devices, and these new technologies, platforms or devices may not experience sustained, widespread consumer acceptance. The occurrence of any of these events could adversely affect the quality, timeliness and competitiveness of our games, or cause us to incur significantly increased costs, which could harm our operating results.

We rely on third-party platforms such as the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook to distribute our games and collect revenue. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms were unavailable for a prolonged period of time, our business will suffer.

We currently derive a majority of our revenue from distribution of our games on the Apple App Store, the Google Play Store, the Amazon Appstore and Facebook, and most of the virtual items we sell are purchased using the payments processing systems of these platform providers. These platforms also serve as significant online distribution platforms for our games. We are subject to their standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. In addition, if we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if they discontinue or limit our access to their platforms, if their platforms decline in popularity, if they modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, or change how the personal information of players is made available to developers or develop their own competitive offerings.

We also rely on the continued operation of third-party platforms such as the Apple App Store, the Google Play Store, Facebook, the Amazon Appstore and KakaoTalk. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to download our games, access social features or purchase virtual items, it would have a material adverse effect on our revenue, operating results and brand. Furthermore, any change or deterioration in our relationship with these platform providers could materially harm our business and likely cause our share price to decline.

In addition, we recently announced that our Candy Crush Saga game will be available in China through Tencent. We cannot assure you that this game will achieve comparable levels of success through this relationship as it has historically in other geographic regions.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to our initial public offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of our key personnel, including Riccardo Zacconi, our Chief Executive Officer, and John Sebastian Knutsson, our Chief Creative Officer, and our other executive officers and senior development personnel. Although we have entered into employment agreements with Messrs. Zacconi and Knutsson, the agreements have no specific duration and these employees can terminate their employment at any time, subject to the agreed notice periods and post-termination restrictive covenants. In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development, and decrease player retention, which would have an adverse effect on our business.

As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering, development, operations and design personnel in 2014, and we expect to face significant competition from other companies in hiring such personnel as well as recruiting well-qualified staff in multiple international jurisdictions. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We currently operate in multiple jurisdictions and plan to continue expanding to jurisdictions where we have limited operating experience and may be subject to increased business and economic risks that could affect our financial results.

We plan to continue the expansion of our game offerings to various other jurisdictions, where we have limited or no experience in marketing, developing and deploying our games. For example, we intend to expand our operations in Asia, and some Asian markets have substantial legal and regulatory complexities. We are subject to a variety of risks inherent in doing business internationally, including:

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risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;

•	burdens of complying with a variety of foreign laws in multiple jurisdictions;

•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide player information to local authorities;

•	fluctuations in currency exchange rates;

•	political, social or economic instability;

•	the potential need to recruit and work through local partners;

•	cultural differences which may affect market acceptance of our games;

•	reduced protection for or increased violation of intellectual property rights in some countries;

•	difficulties in managing global operations and legal compliance costs associated with multiple international locations;

•	compliance with the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions;

•	natural disasters, including earthquakes, tsunamis and floods;

•	inadequate local infrastructure; and

•	exposure to local banking, currency control and other financial-related risks.

If we are unable to manage our global operations successfully, our financial results could be adversely affected.

We are dependent on a small number of data center providers and any failure or significant interruption in our network could impact our operations and harm our business.

We host the backend systems that our games use from a primary data center located in Stockholm, Sweden. We have a back-up system also hosted at a separate data center in Stockholm, Sweden. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our players. Our third-party data center operators could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might reduce our revenue, subject us to potential liability, or adversely affect our renewal rates.

To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. Our insurance may be insufficient to compensate us for any losses.

We will need to continue to expand and enhance our network infrastructure to accommodate the growth of our business.

We rely on our internal network infrastructure to manage our operations and to provide us with the data we need to analyze the performance of our business and to report our operational and financial performance accurately. With our recent growth, we have had to invest in expanding and enhancing our network systems and we plan to continue to invest in our network systems, which could involve additional purchases of computer hardware and software as well as the hiring of additional operations personnel. We may not be able to successfully install and implement any new computer hardware and software needed to enhance our operational systems and we may not be able to attract a sufficient number of additional qualified operations personnel. If we are unable to successfully expand and enhance our network infrastructure and operational systems, or experience difficulties in implementing such systems, our business could be harmed.

Catastrophic events may disrupt our business.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, cyber attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. Additionally, we rely on our network, data centers and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing and operational support activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Unforeseen “bugs” or errors in our games could harm our brand, which could harm our operating results.

Our games have in the past contained and may in the future contain errors or “bugs” that are not detected until after they are broadly released. Any such errors could harm the overall game playing experience for our players, which could cause players to reduce their playing time or in game purchases, discontinue playing our games altogether, or not recommend our games. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Security breaches could harm our business.

Security breaches have become more prevalent in the technology and gaming industries. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we have in the past experienced and we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could adversely affect the game playing experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

Moreover, if a high profile security breach occurs with respect to us or another digital entertainment company, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our or our platform providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

Players can play our games online, using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our players—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the European Union (EU) has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children’s Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the EU has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player confidence in our products and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquries and investigations, and an inability to conduct our business.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. Parts of our business require us to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards (PCI DSS). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, civil liability and loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we currently comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

Cheating programs or guides could affect the player experience and may lead players to stop purchasing virtual items.

Unrelated third parties have developed, and may continue to develop, “cheating” programs or guides that enable players to advance in our games, which could reduce the demand for virtual items. In addition, unrelated third parties could attempt to scam our players with fake offers for virtual items. In addition, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release, which may result in lost revenue opportunities. This may lead to lost revenue from paying players or increased cost of developing technological measures to respond to these, either of which could harm our business.

If we fail to maintain our brand or further develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our games and attracting new players. Brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. In addition, our brand can be harmed if we experience adverse publicity for our games for any reason, including due to “bugs,” outages, security breaches or violations of laws. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

If we are unable to maintain and nurture our company culture, our business may be harmed.

We believe that building and maintaining a unique culture benefits our players and staff. As we transition to being a public company and continue staff headcount growth and expand our operations, it will be more challenging to maintain our company culture. If we fail to maintain our culture, we may not be able to recruit and retain talented staff that develop and support highly engaging games for our players and our business may be harmed.

Our business is subject to a variety of laws worldwide, many of which are untested and still developing and which could subject us to further regulation, claims or otherwise harm our business.

We are subject to a variety of laws in Europe, the United States and other non-U.S. jurisdictions, including laws regarding consumer protection (including with respect to the use of email, telephonic, text messaging and other forms of electronic marketing), intellectual property, virtual items and currency, export and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Ireland, the United States, Europe and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, gaming, payments, copyright, distribution and antitrust, among others. Furthermore, the growth and development of electronic commerce and virtual items and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the Internet and mobile devices. For example, the EU has recently stated that it intends to meet with the industry and consumer-protection groups to discuss certain aspects of free-to-play games. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, banking institutions, unclaimed property and money laundering may be interpreted to cover virtual currency or goods, or laws regarding the regulation of gambling may be interpreted to encompass our games. We have structured and operate our skill tournaments with gambling laws in mind and believe that playing these games does not constitute gambling. However, our skill tournaments could in the future become subject to gambling-related rules and regulations and expose us to civil and criminal penalties. We also sometimes offer our players various types of contests and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. If these were to occur we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of casual game services and impair our business.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our activities, or impose obligations on us to collect such taxes. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the sale of virtual items and the provision of online services. The imposition of new or revised non-U.S. or U.S. federal, state or local tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The intended tax benefits of our corporate structure and intercompany arrangements may not be realized, which could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to provide us worldwide tax efficiencies. The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. As a result, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as critical to our success and we rely on trademark and patent law, trade secret protection, copyright law and confidentiality and license agreements to protect our proprietary rights.

We pursue the registration of our domain names, trademarks and service marks in Europe, the United States and in certain additional jurisdictions. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to confirm our ownership of intellectual property and to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Further, our corporate structure includes several different subsidiaries in many countries, which increases our burden with respect to policing our employees’ compliance with their confidentiality obligations. Finally, in some instances we may be required to obtain licenses to intellectual property in lieu of ownership. Such licenses may be limited in scope and require us to renegotiate on a frequent basis for additional use rights. Moreover, to the extent we only have a license to any intellectual property used in any of our games, there may be no guarantee of continued access to such intellectual property, including on commercially reasonable terms.

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenue that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain non-U.S. jurisdictions, such as certain Asian jurisdictions, where the laws may not protect our intellectual property rights as fully as in Europe and the United States. To the extent we expand our activities worldwide, our exposure to unauthorized copying and use of our games and proprietary information may increase. In the future, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets to determine the validity and scope of proprietary rights claimed by others or to defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or games. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

We could be required to cease certain activities and/or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Some of our competitors may own technology patents, copyrights, trademarks, trade secrets and website content, which they may use to assert claims against us. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. As we face increasing competition and as litigation becomes a more common way to resolve disputes, we face a higher risk of being the subject of intellectual property infringement claims. Although we have not been subject to successful claims or lawsuits against us in the past, we cannot assure you that we will not become in the future, subject to claims that we have misappropriated or misused other parties’ intellectual property rights. If we are sued by a third party that claims that our technology infringes its rights, the litigation (with or without merit) could be expensive and could divert our management resources.

The results of any intellectual property litigation to which we might become a party may require us to do one or more of the following:

•	cease making, selling, offering for sale or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect upon our business and financial results.

We use open source software in our games that may subject our software code to general release or require us to re-engineer such code, which may cause harm to our business.

We use open source software in our game development. Some open source software licenses require developers who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our games. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our reputation, result in player losses, increase our costs or otherwise adversely affect our business and operating results.

Risks Related to Investing in a Foreign Private Issuer or an Irish Company

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

As a foreign private issuer whose ordinary shares are listed on the New York Stock Exchange, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the New York Stock Exchange listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Ireland may afford less protection to holders of our ordinary shares. For example, under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. We may rely on exemptions available under the New York Stock Exchange listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange listing standards.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

We report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we are not required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the New York Stock Exchange listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Judgments of U.S. courts may be difficult to enforce in Ireland.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

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before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Irish Law may afford less protection to holders of our securities.

As an Irish company, we are governed by the Irish Companies Acts 1963-2013 (Irish Companies Acts), which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. The rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

Our board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Following the listing of our ordinary shares on the New York Stock Exchange, we are subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (Irish Takeover Rules), under which we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of our board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12 month period. Following the listing of our ordinary shares on the New York Stock Exchange, under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Apax WW Nominees Ltd. and its affiliates and all of the members of our board of directors) will be presumed to be acting in concert.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Following the listing of our ordinary shares on the New York Stock Exchange, we may consult with the Irish Takeover Panel with respect to the application of this presumption and the restrictions on the ability to acquire further securities although, we are unable to provide any assurance as to whether the Irish Takeover Panel will overrule this presumption.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared by us if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•	under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each shareholder gets one vote per share owned;

•

under Irish law, unless disapplied in accordance with Irish law in the articles of association of a company or a special resolution of the shareholders, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares, whereas under typical U.S. state law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•

under Irish law, certain matters require the approval of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association, which may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. state law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

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under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, a tender of 80% of our outstanding ordinary shares will likely be a condition to a tender offer to acquire us, not more than 50% as is becoming more common in tender offers for corporations organized under U.S. state law; and

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under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

Following the completion of the transaction, a future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC) will not be subject to Irish stamp duty. It is anticipated that the majority of our shares will be traded through DTC by brokers who hold such shares on behalf of customers. The exemption for transfers of book-entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired, which must be paid prior to the registration of the transfer on our official Irish share register). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

Risks Related to Ownership of Ordinary Shares

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months and beyond, we may need or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our games;

•	continue to expand our development, sales and marketing teams;

•	acquire complementary technologies, products or businesses;

•	expand our global operations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

Our share price may be volatile, and the market price of our ordinary shares may decline.

Market prices for securities of newly-public companies have historically been particularly volatile in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	loss of existing players due to declining popularity of existing games or lack of new highly successful games;

•	actual or anticipated changes in our growth rate;

•	competitors developing more compelling games attracting our players;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	the loss of, or changes to, one of our other distribution platforms;

•	changes in market valuations of similar companies;

•	success of competitive games or products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

•	regulatory developments in Europe, the United States or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general trends in the gaming industry as a whole;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;

•	sales of ordinary shares by our shareholders;

•	repurchases of ordinary shares; and

•	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies You may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

The price of our ordinary shares could decline if there are substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of shares of our ordinary shares available for sale. All of the ordinary shares sold in our initial public offering are available for sale in the public market. Substantially all of our remaining outstanding ordinary shares are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold from September 22, 2014. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, and various vesting restrictions.

Following the expiration of this lock-up period, certain of our shareholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our shareholders. All of these shares are subject to market standoff or lock-up agreements restricting their sale until September 22, 2014. We also have registered the ordinary shares that we have issued and may issue under our employee equity incentive plans and they will be able to be sold freely in the public market upon issuance subject to the shareholder completing the applicable vesting period in the case of some shares issued under our existing share incentive arrangements, and subject to existing market standoff or lock-up agreements.

J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC may, at their discretion, permit our shareholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

There has only recently been a public market for our ordinary shares, and an active trading market may not develop.

There has only recently been a public market for our ordinary shares. An active trading market may not be sustained . The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of share capital and may impair our ability to acquire other companies by using our ordinary shares as consideration.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our directors, executive officers and certain holders of more than 5% of our ordinary shares together with their affiliates, will continue to have substantial control over us after this offering which could delay or prevent a change in corporate control.

As of March 31, 2014, our directors, executive officers and holders of more than 5% of our ordinary shares prior to this offering, together with their affiliates, continue to beneficially own a large majority of our outstanding ordinary shares. As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger or consolidation. In addition, these shareholders, acting together, may have the ability to control or influence the management of our affairs. These holders may have interests, with respect to their shares, that are different from other investors the concentration of voting power among these holders may have an adverse effect on our share price.

We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We may not pay any cash dividends on our ordinary shares in the future. As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, in the case of cash dividends, cash resources available for this purpose. Any future determination to declare cash dividends will be made at the discretion of our board of directors. In the short term, the distributable reserves will depend on the Irish High Court approval of our resolution to cancel our share premium account (and it is expected that such a cancellation will convert our entire current share premium account that arises from the share-for-share exchange into distributable profits). The ability to pay cash dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts which require Irish companies to have profits available for distribution before they can pay dividends, and covenants under our current or any future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. More specifically, our current credit facility contains restrictions on our ability to pay cash dividends. As a result, a return on your investment may only occur if our share price appreciates.

We will seek Irish High Court approval of the creation of distributable reserves. While we expect to receive this approval, it is not guaranteed.

Under Irish law, dividends may only be paid, and share repurchases and redemptions must generally be funded, out of distributable reserves, which we do not have as of March 31, 2014. The creation of our distributable reserves requires Irish High Court approval, which we expect to receive in the second half of 2014. While we are not currently aware of any reason why the Irish High Court would not approve the creation of our distributable reserves, this matter is solely within the discretion of the Irish High Court. In the event that our distributable reserves are not created, no distributions by way of dividends, share repurchases, redemptions or otherwise will be permitted under Irish law until such time as the group has created sufficient distributable reserves from its trading activities.

Our existing shareholders may be entitled to pre-emptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our articles of association, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares in exchange for cash. The opt-out described in our articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of the opt-out at an annual general meeting within five years. However, we cannot guarantee that the pre-emptive rights opt-out will always be approved. If this opt-out is not renewed, it can make any future equity fundraising more cumbersome, costly and time consuming.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (DWT), which is currently at a rate of 20%, may arise in respect of dividends, if any, paid on our ordinary shares. A number of exemptions from DWT exist such that certain shareholders resident in the United States and shareholders resident in certain other countries (the “relevant territories”) may be entitled to exemptions from DWT.

Shareholders resident in the United States that hold their shares through DTC will not be subject to DWT provided the addresses of the beneficial owners is recorded as being within the United States in the particular broker’s records (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by (1) residents of the United States and held outside of DTC and (2) shareholders resident in “relevant territories” will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, other shareholders may be subject to DWT, which could adversely affect the price of your shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT generally has no liability for Irish income tax or income charges on a dividend from an

Irish resident company unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT generally has no additional liability for Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder’s liability for Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares.